

January 7, 2015

Via Facsimile
Guy M. Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, California 90069

>**Re:** **Medbox, Inc.**
>**Item 4.02 8-K**
>**Filed December 30, 2014**
>**File No. 0-54928**

Dear Mr. Marsala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed December 30, 2014

1.   While the amounts of the revenue recognition corrections are not yet known, please provide us with a description of your understanding of the potential magnitude of the errors on previously reported results. For example, provide us with the estimated range of such errors or the maximum potential reduction to revenue and net income expected for each period based on the number of affected contracts, the amount of customer deposits and other available information.

2.   Please tell us when you expect to file amended forms to correct the errors in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief